Filed by TOYO Co., Ltd

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Blue World Acquisition Corporation

Commission File No.: 001-41256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 1, 2023

BLUE WORLD ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41256	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

244 Fifth Avenue, Suite B-88
New York, NY 10001

(Address of principal executive offices)

(646) 998-9582

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant, each whole warrant to acquire one Class A Ordinary Share, and one Right to acquire one-tenth of one Class A Ordinary Share	BWAQU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	BWAQ	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	BWAQW	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one Class A Ordinary Share	BWAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to the Merger Agreement

On December 6, 2023, Blue World Acquisition Corporation (“BWAQ”) entered into an amendment (the “Amendment to the Merger Agreement”) to the Agreement and Plan of Merger, dated as of August 10, 2023 (as the same may be amended, restated or supplemented, the “Merger Agreement”) with TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company, (“TOYO Solar”, together with PubCo, Merger Sub and SinCo, the “Group Companies”, or each individually, a “Group Company”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), and Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”, together with VSUN, the “Shareholders”, or individually, a “Shareholder”).

Pursuant to the Amendment to the Merger Agreement:

●	PubCo will acquire one hundred percent (100%) of the issued and paid-up share capital of SinCo from Fuji Solar at an aggregate consideration of SGD1.00;

●	Fuji Solar agrees to deposit into the trust account of BWAQ (i) the total amount of the fund for BWAQ’s extension from December 2, 2023 to January 2, 2024, and (ii) the one-half (1/2) amount of the fund for the extension from January 2, 2024 to February 2, 2024, respectively, to be evidenced by unsecured promissory notes of BWAQ (the “Fuji Extension Notes”), the amount of which shall be fully repaid in cash at the Merger Closing (as defined in the Merger Agreement) or converted into the SPAC Units (as defined in the Merger Agreement) at US$10 per unit immediately prior to the Merger Closing at the discretion of Fuji Solar; and

●	The Group Companies agree to advance (i) one-third (1/3) of the expenses payable to a valuation firm selected by the special committee of the board of directors of BWAQ for the valuation of the Group Companies in connection with Transactions (as defined in the Merger Agreement) (the “Valuation Firm Expenses”) and (ii) one-third (1/3) of the expenses for a proxy solicitor mutually agreed by BWAQ, the Sponsor (as defined below) and the Shareholders for soliciting approval of the Transactions by shareholders of BWAQ (the “Proxy Solicitor Expenses”), provided that (x) the aggregate amount of Valuation Firm Expenses and Proxy Solicitor Expenses the Group Companies will be responsible for pursuant to this sentence shall not exceed $200,000, and (y) the Group Companies’ payment for its portion of the Valuation Firm Expenses and Proxy Solicitor Expenses shall be evidenced by one or more promissory notes of BWAQ (the “Fuji Expenses Notes,” together with the Fuji Extension Notes, collectively, the “Fuji Notes”) issued to the Group Companies’ designee, each of which shall be fully repaid in cash at the Merger Closing or converted into SPAC Units at US$10 per unit immediately prior to the Merger Closing at the discretion of the holder of such promissory note.

A copy of the Amendment to the Merger Agreement is attached to this Current Report on Form 8-K (this “Report”) as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Amendment to the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment to the Merger Agreement.

Amendment to the Shareholder Lock-up and Support Agreement

In connection with the Amendment to the Merger Agreement, on December 6, 2023, BWAQ, PubCo and Fuji Solar entered into an amendment (the “Amendment to the Shareholder Lock-up and Support Agreement”) to the Shareholder Lock-up and Support Agreement by and among SPAC, PubCo and Fuji Solar dated August 10, 2023. Pursuant to the Amendment to the Shareholder Lock-up and Support Agreement (as the same may be amended, restated or supplemented, the “Shareholder Lock-up and Support Agreement”), the ordinary shares of PubCo, warrants and underlying ordinary shares of PubCo to be issued to Fuji Solar upon the conversion of any Fuji Notes are excluded from the lock-up restrictions as provided under the Shareholder Lock-up and Support Agreement.

A copy of the Amendment to the Shareholder Lock-up and Support Agreement is attached to this Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Amendment to the Shareholder Lock-up and Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment to the Shareholder Lock-up and Support Agreement.

Revisions to the Form of Registration Rights Agreement

In connection with the Amendment to the Merger Agreement, the parties to the Merger Agreement also agreed to revise certain terms of the form of the Registration Rights Agreement attached as Exhibit D to the Merger Agreement (the “Registration Rights Agreement”) to stipulate that PubCo will grant certain registration rights with respect to PubCo’s securities issuable upon the conversion of the Fuji Notes.

A copy of the amended form of the Registration Rights Agreement is attached to this Report as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the form of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the amended form of the Registration Rights Agreement.

Issuance of the Extension Note

Pursuant to the amended and restated memorandum and articles of association of BWAQ, BWAQ currently has until December 2, 2023 to complete its initial business combination, provided however BWAQ may extend the period of time to consummate a business combination up to April 2, 2024, each by an additional one-month extension, subject to Blue World Holdings Limited, the sponsor of BWAQ (the “Sponsor”), and/or its designee, depositing $60,000 (the “Extension Fee”) into the trust account of BWAQ.

2

Pursuant to the Amendment to the Merger Agreement as discussed above, on December 4, 2023, BWAQ issued an unsecured promissory note (the “Extension Note”) in the principal amount of $60,000 to Fuji Solar, to evidence the deposit of Extension Fee by made Fuji Solar into the trust account on December 1, 2023 to extend the timeline for BWAQ to complete a business combination for an additional one month from December 2, 2023 to January 2, 2024 (the “Extension”).

The Extension Note bears no interest and is payable in full upon the consummation of BWAQ’s business combination (such date, the “Maturity Date”). The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date; (ii) the commencement of a voluntary or involuntary bankruptcy action, (iii) the breach of BWAQ’s obligations thereunder; (iv) any cross defaults; (v) an enforcement proceedings against BWAQ; and (vi) any unlawfulness and invalidity in connection with the performance of the obligations thereunder, in which case the Extension Note may be accelerated.

The payee of the Extension Note, Fuji Solar, has the right, but not the obligation, to convert the Extension Note, in whole or in part, respectively, into private units (the “Units”) of BWAQ, each consisting of one Class A ordinary share, one-half of one warrant, and one right to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of a business combination, as described in the prospectus of BWAQ (File Number 333-261585), by providing BWAQ with written notice of the intention to convert at least two business days prior to the closing of the business combination. The number of Units to be received by Fuji Solar in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to such Payee by (y) $10.00.

The issuance of the Extension Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

A copy of the Extension Note is attached this Report as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the Extension Note does not purport to be complete and is qualified in its entirety by the terms and conditions of the Extension Note.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information disclosed under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03 to the extent required herein.

Item 3.02 Unregistered Sales of Equity Securities.

The information disclosed under Item 2.03 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02 to the extent required herein. The Units (and the underlying securities) issuable upon conversion of the Extension Note, if any, (1) may not, subject to certain limited exceptions, be transferable or salable by Fuji Solar until the completion of BWAQ’s initial business combination, and (2) are entitled to registration rights.

3

Item 8.01. Other Events.

On December 4, 2023, BWAQ issued a press release, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K, announcing the Extension.

Forward-Looking Statements

This Report includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding the advantages and expected growth of the combined company, the cash position of the combined company following the closing, the ability of TOYO Solar and BWAQ to consummate the proposed Transactions and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in BWAQ’s Annual Report on Form 10-K filed with the SEC on September 28, 2023 (the “Form 10-K”), BWAQ’s final prospectus dated January 31, 2023 filed with the SEC (the “Final Prospectus”) related to IPO, and in other documents filed by BWAQ with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: TOYO Solar’s or the combined company’s limited operating history; the ability of TOYO Solar or the combined company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of TOYO Solar or the combined company; the inability to complete the proposed Transactions; the inability to recognize the anticipated benefits of the proposed Transactions, which may be affected by, among other things, the amount of cash available following any redemptions by BWAQ shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed Transactions; costs related to the proposed Transactions; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and the proxy statement to be filed relating to the Transactions. Other factors include the possibility that the proposed Transactions do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

TOYO Solar, PubCo and BWAQ each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of TOYO Solar, PubCo or BWAQ with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

4

Additional Information about the Transaction and Where to Find It

In connection with the proposed Transactions, PubCo intends to file with the SEC a registration statement on Form F-4, which will include a preliminary proxy statement containing information about the proposed Transactions and the respective businesses of TOYO Solar and BWAQ, as well as the prospectus relating to the offer of the PubCo securities to be issued to in connection with the completion of the proposed Transactions. After the registration statement is declared effective, BWAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transactions.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of BWAQ will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PubCo, TOYO Solar, BWAQ and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from BWAQ’s shareholders with respect to the proposed Transactions. Information regarding BWAQ’s directors and executive officers is available in BWAQ’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Amendment to the Merger Agreement dated December 6, 2023, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd.
10.1	Amendment to the Shareholder Lock-up and Support Agreement dated December 6, 2023, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, and Fuji Solar Co., Ltd.
10.2	Form of Registration Rights Agreement.
10.3	Extension Promissory Note, dated December 4, 2023, issued by Blue World Acquisition Corporation to Fuji Solar Co., Ltd.
99.1	Press Release, dated December 4, 2023, announcing the Extension and the Extension Note.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Blue World Acquisition Corporation

	By:	/s/ Liang Shi
	Name:	Liang Shi
	Title:	Chief Executive Officer

Date: December 7, 2023

6

Exhibit 2.1

Execution Version

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), is made and entered into as of December 6, 2023, by and among, Blue World Acquisition Corporation a Cayman Islands exempted company (“SPAC”), TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), TOPTOYO INVESTMENT PET. LTD., a Singapore private company limited by shares (“SinCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company (the “Company”, together with PubCo, Merger Sub and SinCo, the “Group Companies”, or each individually, a “Group Company”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), and Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”, together with VSUN, the “Shareholders”, or individually, a “Shareholder”). Capitalized terms not otherwise defined in this Amendment shall have the meaning given to them in the Merger Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, the parties hereto are parties to a certain Agreement and Plan of Merger, dated as of August 10, 2023 (the “Merger Agreement”) by and among, (i) SPAC, (ii) each of the Group Companies and (iii) each of the Shareholders.

WHEREAS, SPAC, the Group Companies and the Shareholders have agreed that the consideration for the Share Exchange shall be SGD1.00.

WHEREAS, Fuji Solar has agreed to fund certain costs and expenses incurred in connection with the Transactions on the terms and conditions set forth herein (the “Expense Sharing”).

WHEREAS, in accordance with the terms of Sections 13.11 of the Merger Agreement, SPAC, each of the Group Companies and each of the Shareholders desire to amend the Merger Agreement as set forth herein.

WHEREAS, in connection with the Expense Sharing and concurrently with the execution and delivery of this Amendment, Fuji Solar, PubCo and SPAC have entered into the Amendment to Shareholder Lock-Up and Support Agreement attached hereto as Exhibit A (the “Lock-Up and Support Agreement Amendment”).

WHEREAS, in connection with the Expense Sharing and concurrently with the execution and delivery of this Amendment, SPAC, each of the Group Companies and each of the Shareholders desire to replace the Form of Registration Rights Agreement attached as Exhibit D to the Merger Agreement in its entirety as the form attached hereto as Exhibit B.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, SPAC, the Group Companies and the Shareholders agree as follows:

Section 1. Amendments to the Merger Agreement.

(a) The Sixth Recital of the Merger Agreement shall hereby be amended and restated in its entirety as follows:

“WHEREAS, the Parties desire and intend to effect a business combination transaction whereby upon the terms and subject to the conditions of this Agreement, (a) the Group Companies, VSUN and Fuji Solar shall consummate a series of transactions involving the Group Companies, including (A) PubCo acquiring one hundred percent (100%) of the issued and paid-up share capital of SinCo from Fuji Solar at an aggregate consideration of SGD1.00 (the “Share Exchange”), and (B) SinCo acquiring one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company from VSUN at an aggregate consideration of no less than US$50,000,000 (the “SinCo Acquisition,” and together with the Share Exchange, the “Pre-Merger Reorganization”), as a result of which (i) SinCo shall become a wholly-owned subsidiary of PubCo, (ii) the Company shall become a wholly-owned subsidiary of SinCo; and (iii) Fuji Solar shall become the sole shareholder of PubCo, and (b) following the consummation of the Pre-Merger Reorganization, SPAC shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”), as a result of which, among others, all of the issued and outstanding securities of SPAC immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws;”

(b) Subsections (a) and (b) of Article II, Section 2.1 of the Merger Agreement shall hereby be deleted in its entirety and shall be replaced as follows:

“(a) At the Share Exchange Closing, PubCo shall pay Fuji Solar, the sole shareholder of SinCo, SGD1.00.

(b) At the Share Exchange Closing, in consideration for the payment by PubCo of SGD1.00 to Fuji Solar, Fuji Solar shall sell and transfer the SinCo Sale Share to PubCo.”

(c) Article IX, Section 9.7 (a) of the Merger Agreement shall hereby be deleted in its entirety and shall be replaced as follows:

“(a) SPAC shall use its best efforts to cause the Sponsor to support the extension of SPAC’s term on a monthly basis in accordance with SPAC’s Governing Documents until February 1, 2024 if the Merger Closing is not reasonably expected to occur prior to February 1, 2024. Fuji Solar has agreed to deposit into the Trust Account (i) the total amount of the fund for the extension from December 2, 2023 to January 2, 2024, and (ii) the one-half (1/2) amount of the fund for the extension of SPAC’s term from January 2, 2024 to February 2, 2024, respectively, to be evidenced by the unsecured promissory notes of SPAC, each of which shall be fully repaid in cash at the Merger Closing or converted into the SPAC Units at US$10 per SPAC Unit immediately prior to the Merger Closing at the discretion of Fuji Solar.”

2

(d) Article X, Section 10.2 (a)(iv) of the Merger Agreement shall hereby be deleted in its entirety and shall be replaced as follows:

“(iv) Subject to Section 13.6, the Group Companies, on the one hand, and SPAC, on the other, shall each be responsible for and pay one-half (1/2) of the cost for the preparation, filing and mailing of the Proxy/Registration Statement and other customary related fees arising from the preparation and filing of the Proxy/Registration Statement. The Group Companies, on the one hand, and the SPAC, on the other, shall each be responsible for necessary legal opinions issued to such entity that may be requested by the SEC in connection with the Transactions. The Group Companies shall advance (i) one-third (1/3) of the expenses payable to a valuation firm selected by the special committee of the Board of Directors of SPAC for the valuation of the Group Companies in connection with Transactions (the “Valuation Firm Expenses”), and (ii) one-third (1/3) of the expenses for a proxy solicitor mutually agreed by SPAC, the Sponsor and the Shareholders for soliciting approval of the Transactions by SPAC Shareholders (the “Proxy Solicitor Expenses”); provided that (x) the aggregate amount of Valuation Firm Expenses and Proxy Solicitor Expenses the Group Companies will be responsible for pursuant to this sentence shall not exceed $200,000, and (y) the Group Companies’ payment for its portion of the Valuation Firm Expenses and Proxy Solicitor Expenses shall be evidenced by one or more promissory notes of SPAC issued to the Group Companies’ designee, each of which shall be fully repaid in cash at the Merger Closing or converted into SPAC Units at US$10 per SPAC Unit immediately prior to the Merger Closing at the discretion of the holder of such promissory note. The SPAC shall be responsible for (i) two-thirds (2/3) of Valuation Firm Expenses, and (ii) two-thirds (2/3) of Proxy Solicitor Expenses.”

(e) All references to the “Shareholder Lock-Up and Support Agreement” shall mean the Shareholder Lock-Up and Support Agreement, as amended by the Lock-Up and Support Agreement Amendment.

Section 2. Effectiveness of Amendment. Upon the execution and delivery hereof, the Merger Agreement shall thereupon be deemed to be amended as set forth herein and with the same effect as if the amendments made hereby were originally set forth in the Merger Agreement, and this Amendment and the Merger Agreement shall henceforth respectively be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action heretofore taken under the Merger Agreement. Upon the effectiveness of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment.

Section 3. General Provisions.

(a) Miscellaneous. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Amendment may be executed and delivered by facsimile or PDF transmission. The terms of Article XIII of the Merger Agreement shall apply to this Amendment, as applicable.

(b) Merger Agreement in Effect. Except as specifically and explicitly provided for in this Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

[Remainder of Page Intentionally Left Blank]

3

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

SPAC	Blue World Acquisition Corporation

	By:	/s/ Liang Shi
		Name:	Liang Shi
		Title:	Chief Executive Officer and Director

[Signature Page to Amendment to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

PubCo	TOYO Co., Ltd

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to Amendment to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

SinCo	TOPTOYO INVESTMENT PTE. LTD.

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to Amendment to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

Merger Sub	TOYOone Limited

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to Amendment to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

Company	Vietnam Sunergy Cell Company Limited

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to Amendment to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

Shareholder	Fuji Solar Co., Ltd

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to Amendment to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

Shareholder	Vietnam Sunergy Joint Stock Company

	By:	/s/ RYU Junsei
		Name:	RYU Junsei
		Title:	Director

[Signature Page to Amendment to Agreement and Plan of Merger]

Exhibit A

Lock-Up and Support Agreement Amendment

Attached.

Exhibit B

Form of Registration Rights Agreement

Attached.

Exhibit 10.1

Execution Version

AMENDMENT TO SHAREHOLDER LOCK-UP AND SUPPORT AGREEMENT

This AMENDMENT TO SHAREHOLDER LOCK-UP AND SUPPORT AGREEMENT (this “Amendment”), is made and entered into as of December 6, 2023, by and among, Blue World Acquisition Corporation a Cayman Islands exempted company (“SPAC”), TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”) and Fuji Solar Co., Ltd (“Fuji Solar”). Capitalized terms not otherwise defined in this Amendment shall have the meaning given to them in the Shareholder Lock-up and Support Agreement by and among SPAC, PubCo and Fuji Solar dated August 10, 2023 (the “Shareholder Lock-up and Support Agreement”).

W I T N E S S E T H:

WHEREAS, the parties hereto are parties to (i) a certain Agreement and Plan of Merger dated August 10, 2023, by and among SPAC, PubCo, Fuji Solar and other parties named therein (as amended by that certain Amendment to Agreement and Plan of Merger dated as of even date herewith, the “Merger Agreement”) and (ii) the Shareholder Lock-up and Support Agreement.

WHEREAS, in accordance with the terms of Sections 7.6 of the Shareholder Lock-up and Support Agreement SPAC, PubCo and Fuji Solar desire to amend the Shareholder Lock-up and Support Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, SPAC, PubCo and Fuji Solar agree as follows:

Section 1. Amendments to the Shareholder Lock-up and Support Agreement.

(a) The second paragraph of Section 6.5 of the Shareholder Lock-up and Support Agreement shall hereby be amended and restated in its entirety as follows:

“For the purpose of this Section 6.5, the “Excluded Securities” shall include (w) 100,000 PubCo Ordinary Shares converted from 100,000 SPAC Class B Ordinary Shares upon the Merger Closing to be transferred by Blue World Holdings Limited, a Hong Kong private company limited by shares (the “Sponsor”) to Shareholder immediately prior to or upon the Merger Closing, (x) 400,000 PubCo Ordinary Shares converted from 400,000 SPAC Class B Ordinary Shares upon the Merger Closing which were transferred by the Sponsor to Shareholder prior to the Merger Closing, (y) PubCo Ordinary Shares to be issued to Shareholder upon conversion of any loan that has been or to be made to SPAC by Shareholder or its designee and evidenced by a promissory note, loan agreement or similar document, for the purpose of financing costs, expenses, extension related costs and deposits and other obligations incurred by SPAC for the Transactions, including but not limited to the loans made or to be made pursuant to Section 9.7(a) and Section 10.2(a)(iv) of the Merger Agreement, and (z) any PubCo Warrants that Shareholder will hold immediately following the Merger Effective Time and any PubCo Ordinary Shares to be issued upon exercise of such PubCo Warrants. The number of PubCo Ordinary Shares shall be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like occurred after the date hereof.”

Section 2. Effectiveness of Amendment. Upon the execution and delivery hereof, the Shareholder Lock-up and Support Agreement shall thereupon be deemed to be amended as set forth herein and with the same effect as if the amendments made hereby were originally set forth in the Shareholder Lock-up and Support Agreement, and this Amendment and the Shareholder Lock-up and Support Agreement shall henceforth respectively be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action heretofore taken under the Shareholder Lock-up and Support Agreement.

Section 3. General Provisions.

(a) Miscellaneous. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Amendment may be executed and delivered by facsimile or PDF transmission. The terms of Section 7 of the Shareholder Lock-up and Support Agreement shall apply to this Amendment, as applicable. Upon the effectiveness of this Amendment, each reference in the Shareholder Lock-up and Support Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Shareholder Lock-up and Support Agreement shall refer to the Shareholder Lock-up and Support Agreement as amended by this Amendment.

(b) Shareholder Lock-up and Support Agreement in Effect. Except as specifically provided for in this Amendment, the Shareholder Lock-up and Support Agreement shall remain unmodified and in full force and effect.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have hereunto caused this Amendment to be duly executed as of the date first above written.

Blue World Acquisition Corporation

By:	/s/ Liang Shi
	Name:	Liang Shi
	Title:	Chief Executive Officer and Director

[Signature Page to Amendment to Shareholder Lock-Up and Support Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Amendment to be duly executed as of the date first above written.

TOYO Co., Ltd

By:	/s/ RYU Junsei
	Name:	RYU Junsei
	Title:	Director

[Signature Page to Amendment to Shareholder Lock-Up and Support Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Amendment to be duly executed as of the date first above written.

Fuji Solar Co., Ltd

By:	/s/ RYU Junsei
	Name:	RYU Junsei
	Title:	Director

[Signature Page to Amendment to Shareholder Lock-Up and Support Agreement]

Exhibit 10.2

Final Form

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of , is made and entered into by and among TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), and each of the undersigned parties listed on the signature pages hereto under “Holders” (together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, each a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, Blue World Acquisition Corporation, a Cayman Islands exempted company (“SPAC”), PubCo, TOYOone Limited, a Cayman Islands exempted company (the “Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company (the “Company”, together with PubCo, Merger Sub and SinCo, the “Group Companies”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company, and Fuji Solar Co., Ltd, a Japanese company are parties to that certain Agreement and Plan of Merger dated as of August 10, 2023 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, following the consummation of a series of transactions involving the Group Companies, SPAC shall merge with and into Merger Sub, with Merger Sub continuing as the surviving entity (the “Merger”), as a result of which, among others, all of the issued and outstanding securities of SPAC immediately prior to the Merger Effective Time (as defined in the Merger Agreement) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of the Companies Act (as revised) of the Cayman Islands and other applicable laws;

WHEREAS, in connection with the Business Combination (as defined below), PubCo and the Holders desire to enter into this Agreement, pursuant to which PubCo shall grant the Holders certain registration rights with respect to certain securities of PubCo, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1. Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Agreement” shall have the meaning given in the Preamble.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of PubCo, after consultation with counsel to PubCo, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) PubCo has a bona fide business purpose for not making such information public.

“Board” shall mean the Board of Directors of PubCo.

“Business Combination” shall have the meaning set forth in the Merger Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in the Cayman Islands, Japan, Singapore, Vietnam or New York or governmental authorities in the Cayman Islands, Japan, Singapore, Vietnam or New York are authorized or required by law to close.

“Commission” shall mean the Securities and Exchange Commission.

“Class A Ordinary Shares” shall mean the Class A ordinary shares of SPAC, par value $0.0001 per share.

“Converted Fuji Solar Loan Shares” shall mean PubCo Ordinary Shares issued or issuable with respect to any Fuji Solar Loan Shares.

“Converted SPAC Founder Shares” shall mean PubCo Ordinary Shares issued or issuable with respect to any SPAC Founder Shares in connection with the Merger under the Merger Agreement.

“Converted SPAC Private Shares” shall mean PubCo Ordinary Shares issued or issuable with respect to any SPAC Private Shares in connection with the Merger under the Merger Agreement.

“Converted SPAC Representative Shares” shall mean PubCo Ordinary Shares issued or issuable with respect to any SPAC Representative Shares in connection with the Merger under the Merger Agreement.

“Converted SPAC Shares” shall mean in aggregate (i) the Converted SPAC Founder Shares, (ii) the Converted SPAC Private Shares; (iii) the Converted SPAC Representative Shares; and (iv) the Converted SPAC Working Capital Loan Shares.

“Converted SPAC Working Capital Loan Shares” shall mean PubCo Ordinary Shares issued or issuable with respect to any SPAC Working Capital Loan Shares.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demanding Holder” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form F-1” shall mean a Registration Statement on Form F-1 or any comparable successor form or forms thereto.

“Form F-3” shall mean a Registration Statement on Form F-3 or any comparable successor form or forms thereto.

“Fuji Solar Founder Shares” shall mean, collectively (a) 100,000 SPAC Class B Ordinary Shares to be transferred by Sponsor to the Seller immediately prior to or upon the Merger Closing, and (b) 400,000 SPAC Class B Ordinary Shares that was transferred by the Sponsor to the Seller prior to the Merger Closing.

“Fuji Solar Loan Shares” shall mean all Class A Ordinary Shares included as part of the private units that Seller acquired upon conversion of any loan that has been or to be made to SPAC by the Seller or its designee and evidenced by a promissory note, loan agreement or similar document, for the purpose of financing costs, expenses, extension related costs and deposits and other obligations incurred by SPAC for the Transactions, including but not limited to the loans made or to be made pursuant to Section 9.7 (a) and Section 10.2 (a)(iv) of the Merger Agreement.

“Holders” shall have the meaning given in the Preamble.

“Lock-up Agreement” shall mean each and any lock-up agreement executed by a Holder in connection with the transactions contemplated under the Merger Agreement prior to the Merger Closing.

“Lock-up Period” shall mean, with respect to a Holder, the lock-up period applicable to such Holder as set forth in the Lock-up Agreement by and between PubCo and such Holder.

“Merger Closing” shall have the meaning set forth in the Merger Agreement.

“Merger Effective Time” shall have the meaning set forth in the Merger Agreement.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“PubCo” shall have the meaning given in the Preamble.

“PubCo Ordinary Shares” shall mean the ordinary shares in the capital of PubCo.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period applicable to such Holder under each Lock-up Agreement, this Agreement, and any other applicable agreement between such Holder and PubCo, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Securities” shall mean collectively, (a) Tranche A Registrable Securities, and (b) Tranche B Registrable Securities; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by PubCo and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which PubCo Ordinary Shares are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for PubCo;

(E) reasonable fees and disbursements of all independent registered public accountants of PubCo incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Seller” shall mean the sole holder or holders of PubCo Ordinary Shares issued and outstanding immediately prior to the Merger Effective Time.

“Sponsor” shall mean Blue World Holdings Limited, a Hong Kong private company limited by shares.

“Securities Act” shall mean the United States Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“SPAC Founder Shares” shall mean 2,300,000 Class B ordinary shares of SPAC, par value $0.0001 per share, initially acquired by the Sponsor pursuant to a certain founder shares purchase agreement dated August 5, 2021.

“SPAC Private Shares” shall mean 424,480 Class A Ordinary Shares, included as part of the private units initially acquired by the Sponsor and Maxim Group LLC pursuant to certain private placement shares purchase agreements dated January 31, 2022.

“SPAC Representative Shares” shall mean 40,000 Class A Ordinary Shares issues to Maxim Group LLC as part of representative compensation pursuant to a certain underwriting agreement dated January 31, 2022.

“SPAC Working Capital Loan Shares” shall mean all Class A Ordinary Shares, included as part of the private units that Sponsor acquired upon conversion of any Working Capital Loan (as such term is defined in the Merger Agreement).

“Tranche A Registrable Securities” shall mean collectively the Converted SPAC Private Shares, the Converted SPAC Working Capital Loan Shares, the Converted SPAC Founder Shares (for the avoidance of doubt, excluding Converted SPAC Founder Shares issuable upon conversion of the Fuji Solar Founder Shares) and any other equity security of PubCo issued or issuable with respect to any of the Converted SPAC Private Shares, the Converted SPAC Working Capital Loan Shares and the Converted SPAC Founder Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.

“Tranche B Registrable Securities” shall mean collectively (i) the PubCo Ordinary Shares that the Seller will hold immediately following the Merger Effective Time (for the avoidance of doubt, including the Earnout Shares, Converted SPAC Founder Shares issuable upon conversion of the Fuji Solar Founder Shares, and any Converted Fuji Solar Loan Shares), (ii) the PubCo Ordinary Shares issuable upon exercise of any PubCo Warrant (as defined in the Merger Agreement) that the Seller will hold immediately following the Merger Effective Time, and (iii) and any other equity security of PubCo issued or issuable with respect to any of the foregoing PubCo Ordinary Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of PubCo are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II
REGISTRATIONS

2.1. Demand Registration.

2.1.1. Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.5 hereof, at any time and from time to time on or after (A) the date PubCo consummates the Business Combination with respect to the Tranche A Registrable Securities, or (B) the date PubCo consummates the Business Combination with respect to the Tranche B Registrable Securities, (i) the Holders of at least a majority in interest of the then-outstanding number of the Tranche A Registrable Securities, and (ii) the Holders of at least a majority in interest of the then-outstanding number of the Tranche B Registrable Securities (each such Holders of the same tranche of the relevant Registrable Securities, the “Demanding Holders”) may make a written demand for Registration under the Securities Act of all or part of their respective Registrable Securities in that tranche on Form F-3 (or, if Form F-3 is not available to be used by PubCo at such time, on Form F-1 or another appropriate form permitting Registration of the relevant Registrable Securities for resale by such Demanding Holders), which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). PubCo shall, within ten (10) days of PubCo’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify PubCo, in writing, within five (5) days after the receipt by the Holder of the notice from PubCo. Upon receipt by PubCo of any such written request, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and PubCo shall effect, as soon thereafter as practicable after PubCo’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall PubCo be obligated to effect, (i) with respect to any Tranche A Registrable Securities, more than an aggregate of one (1) Registration pursuant to a Demand Registration under this subsection 2.1.1, and (ii) with respect to any Tranche B Registrable Securities, more than an aggregate of one (1) Registration pursuant to a Demand Registration under this subsection 2.1.1.

2.1.2. Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) PubCo has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify PubCo in writing, but in no event later than five (5) days, of such election; and provided, further, that PubCo shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.3. Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.5 hereof, if a majority-in-interest of the Demanding Holders so advise PubCo as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.1.4. Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises PubCo, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other PubCo Ordinary Shares or other equity securities that PubCo desires to sell and PubCo Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then PubCo shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) on a pro rata basis based on the respective number of Registrable Securities that each such Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that such Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities (such proportion is referred to herein as “Pro Rata”); (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), PubCo Ordinary Shares or other equity securities of other persons or entities that PubCo is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5. Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.

2.2. Piggyback Registration.

2.2.1. Piggyback Rights. If, at any time on or after the date PubCo consummates the Business Combination, PubCo proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of PubCo (or by PubCo and by the shareholders of PubCo including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to PubCo’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of PubCo or (iv) for a dividend reinvestment plan, then PubCo shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). PubCo shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of PubCo included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by PubCo.

2.2.2. Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises PubCo and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of PubCo Ordinary Shares that PubCo desires to sell, taken together with (i) PubCo Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) PubCo Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of PubCo, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for PubCo’s account, PubCo shall include in any such Registration (A) first, PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Tranche A Registrable Securities and the Tranche B Registrable Securities on a Pro Rata basis, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), PubCo Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of PubCo, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then PubCo shall include in any such Registration (A) first, PubCo Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Tranche A Registrable Securities and the Tranche B Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 on a Pro Rata basis, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), PubCo Ordinary Shares or other equity securities for the account of other persons or entities that PubCo is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3. Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. PubCo (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.3. Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.4. Registrations on Form F-3. The Holders of Registrable Securities may at any time, and from time to time, request in writing that PubCo, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form F-3; provided, however, that PubCo shall not be obligated to effect such request through an Underwritten Offering. Within five (5) days of PubCo’s receipt of a written request from a Holder or Holders of Registrable Securities for a Registration on Form F-3, PubCo shall promptly give written notice of the proposed Registration on Form F-3 to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration on Form F-3 shall so notify PubCo, in writing, within ten (10) days after the receipt by the Holder of the notice from PubCo. As soon as practicable thereafter, but not more than thirty (30) days after PubCo’s initial receipt of such written request for a Registration on Form F-3, PubCo shall prepare and file or cause to be prepared and filed with the Commission a Registration Statement relating to all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that PubCo shall not be obligated to effect any such Registration pursuant to this Section 2.4 hereof if (i) a Form F-3 is not available for such offering; or (ii) the Holders of Registrable Securities, together with the Holders of any other equity securities of PubCo entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $10,000,000.

2.5. Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to PubCo’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a PubCo initiated Registration and provided that PubCo has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and PubCo and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to PubCo and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case PubCo shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to PubCo for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, PubCo shall have the right to defer such filing for a period of not more than thirty (30) days; provided, however, that PubCo shall not defer its obligation in this manner more than once in any 12 month period.

ARTICLE III
COMPANY PROCEDURES

3.1. General Procedures. If at any time on or after the date PubCo consummates the Business Combination, PubCo is required to effect the Registration of Registrable Securities, PubCo shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto PubCo shall, as expeditiously as possible:

3.1.1. prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2. prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by PubCo or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3. prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4. prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of PubCo and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5. cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by PubCo are then listed;

3.1.6. provide a transfer agent, warrant agent or right agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7. advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8. at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel;

3.1.9. notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10. permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders, or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to PubCo, prior to the release or disclosure of any such information and provided further, PubCo may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments PubCo shall include unless contrary to applicable law;

3.1.11. obtain a “cold comfort” letter from PubCo’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12. on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing PubCo for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13. in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14. make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of PubCo’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15. if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $51,000,000, use its reasonable efforts to make available senior executives of PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16. otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2. Registration Expenses. The Registration Expenses of all Registrations shall be borne by PubCo. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3. Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of PubCo pursuant to a Registration initiated by PubCo hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by PubCo and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4. Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from PubCo that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that PubCo hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by PubCo that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (i) require PubCo to make an Adverse Disclosure, (ii) require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control or (iii) in good faith judgment of the majority of the Board, be seriously detrimental to PubCo, and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, PubCo may, upon giving prompt written notice of such action to the Holders (which notice shall specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by PubCo to be necessary for such purpose, provided that the filing of such Registration Statement shall not be delayed for more than ninety (90) days in any 12-month period. In the event PubCo exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. PubCo shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5. Reporting Obligations. As long as any Holder shall own Registrable Securities, PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. PubCo further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell PubCo Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, PubCo shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1. Indemnification.

4.1.1. PubCo agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to PubCo by such Holder expressly for use therein. PubCo shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to PubCo in writing such information and affidavits as PubCo reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify PubCo, its directors and officers and agents and each person who controls PubCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of PubCo. For the avoidance of doubt, the obligation to indemnify under this Section 4.1.2 shall be several, not joint and several, among the Holders of Registrable Securities, and the total indemnification liability of a Holder under this Section 4.1.2 shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.1.3. Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

4.1.5. If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1. Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt); and (d) if sent by registered post, five (5) days after posting. The initial addresses and email addresses of the parties for the purpose of this Agreement are:

if to PubCo:

TOYO Co., Ltd

5F, Tennoz First Tower，2-2-4， Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan.

Attention: Cui Changyan

Email: cui@abalance.jp

if to a Holder, to the address set forth on such Holder’s signature page hereto, or to such other address as any party may have furnished to the others in writing in accordance herewith

5.2. Assignment; No Third Party Beneficiaries.

5.2.1. This Agreement and the rights, duties and obligations of PubCo hereunder may not be assigned or delegated by PubCo in whole or in part.

5.2.2. Prior to the expiration of the Lock-up Period applicable to a Holder, as the case may be, such Holder may not assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement. After the expiration of the Lock-up Period applicable to a Holder, as the case may be, such Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any transferee.

5.2.3. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4. This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5. No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate PubCo unless and until PubCo shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to PubCo, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3. Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

5.5. Arbitration; Waiver of Jury Trial. Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The number of arbitrators shall be three. The arbitration proceedings shall be conducted in English. The law of this arbitration clause shall be Hong Kong law. The arbitration award shall be final and binding on the parties and the parties undertake to carry out any award without delay. A request by a party hereto to a court of competent jurisdiction for interim measures necessary to preserve such party’s rights, including pre-arbitration attachments or injunctions, shall not be deemed incompatible with, or a waiver of, this agreement to arbitrate. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 5.5.

EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

5.6. Amendments and Modifications. Upon the written consent of PubCo and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of capital stock of PubCo, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or PubCo and any other party hereto or any failure or delay on the part of a Holder or PubCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or PubCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7. Other Registration Rights. PubCo represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration filed by PubCo for the sale of securities for its own account or for the account of any other person. Further, PubCo represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8. Term. This Agreement shall terminate upon the earlier of (i) the fifth anniversary of the date of this Agreement or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale and without compliance with the current public reporting requirements set forth under Rule 144(i)(2). The provisions of Section 3.5 and ARTICLE IV shall survive any termination.

5.9. Termination of Prior Agreement. Each Holder that is also a party to the registration rights agreement entered into by and among such Holder, SPAC and certain other parties thereto dated January 31, 2022 (“Prior Agreement”) hereby consents that upon such Holder’s execution and delivery of this Agreement, the Prior Agreement shall be automatically terminated without further force and effect with respect to such Holder.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

TOYO Co., Ltd

By:
Name:
Title:

[Signature Page to the Registration Rights Agreement]

HOLDERS:

Blue World Holdings Limited

By:
Name:	Liang Shi
Title:	Manager

Maxim Group LLC

By:
Name:	Clifford A. Teller
Title:	Executive Managing Director, Head of Investment Banking

Alfred J. Hickey

Buhdy Sin Swee Bok

Zhenyu Li

Fuji Solar Co., Ltd

By:
Name:
Title:

[Signature Page to the Registration Rights Agreement]

Exhibit 10.3

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Principal Amount: US$60,000

Dated: December 4, 2023

New York, New York

FOR VALUE RECEIVED, Blue World Acquisition Corporation(the “Maker” or the “Company”) promises to pay to the order of Fuji Solar Co., Ltd, or its registered assignees or successors in interest (the “Payee”), the principal sum of Sixty Thousand (US$60,000), on the terms and conditions described below. All payments on this Note shall be made by wire transfer of immediately available funds to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this note (the “Note”).

1.	Principal. The principal balance of this Note shall be payable by the Maker to the Payee upon the date on which the Maker consummates a business combination or merger with a qualified target company (as described in its Prospectus (as defined below)) (a “Business Combination”) or the date of expiry of the term of the Maker, whichever is earlier (such date, the “Maturity Date”). The principal balance may be prepaid at any time prior to the Maturity Date without penalty. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder of the Maker, be obligated personally for any obligations or liabilities of the Maker hereunder.

2.	Conversion Rights. The Payee has the right, but not the obligation, to convert this Note, in whole or in part, into private unit (the “Units”) of the Maker, each consisting of one Class A ordinary share, one-half of one warrant and one right to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of a Business Combination, as described in the Prospectus of the Maker (File Number 333-261585) (the “Prospectus”), by providing the Maker with written notice of its intention to convert this Note at least two business days prior to the closing of a Business Combination. The number of Units to be received by the Payee in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to such Payee by (y) $10.00.

(a)	Fractional Units. No fractional Units will be issued upon conversion of this Note. In lieu of any fractional Units to which Payee would otherwise be entitled, the Maker will pay to Payee in cash the amount of the unconverted principal balance of this Note that would otherwise be converted into such fractional Units.

(b)	Effect of Conversion. If the Maker timely receives notice of the Payee’s intention to convert this Note at least two business days prior to the closing of a Business Combination, this Note shall be deemed to be converted on such closing date. At its expense, the Maker will, upon receipt of such conversion notice, as soon as practicable after consummation of a Business Combination, issue and deliver to Payee, at Payee’s address as requested by Payee in its conversion notice, a certificate or certificates for the number of Units to which Payee is entitled upon such conversion (bearing such legends as are customary pursuant to applicable state and federal securities laws), including a check payable to Payee for any cash amounts payable as a result of any fractional Units as described herein.

3.	Interest. This Note does not carry any interest on the unpaid principal balance of this Note, provided, that, any overdue amounts shall accrue default interest at a rate per annum equal to the interest rate which is the prevailing short term United States Treasury Bill rate, from the date on which such payment is due until the day on which all sums due are received by the Payee.

4.	Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including but not limited to reasonable attorney’s and auditor’s fees and expenses, then to the payment in full of any late charges, and finally to the reduction of the unpaid principal balance of this Note.

5.	Events of Default. The following shall constitute an event of default (each, an “Event of Default”):

(a)	Failure to Make Required Payments. Failure by the Maker to pay the principal amount due pursuant to this Note more than 5 business days of the Maturity Date.

(b)	Voluntary Bankruptcy, etc. The commencement by the Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of the Maker generally to pay its debts as such debts become due, or the taking of corporate action by the Maker in furtherance of any of the foregoing.

(c)	Involuntary Bankruptcy, etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of the Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

(d)	Breach of Other Obligations. The Maker fails to perform or comply with any one or more of its obligations under this Note.

(e)	Cross Default. Any present or future indebtedness of the Maker in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any event of default, or any such indebtedness is not paid when due or, as the case may be, within any applicable grace period.

(f)	Enforcement Proceedings. A distress, attachment, execution or other legal process is levied or enforced on or against any assets of the Maker which is not discharged or stayed within 30 days.

2

(g)	Unlawfulness and Invalidity. It is or becomes unlawful for the Maker to perform any of its obligations under this Note, or any obligations of the Maker under this Note are not or cease to be legal, valid, binding or enforceable.

6.	Remedies.

(a)	Upon the occurrence of an Event of Default specified in Section 5(a) and 5(d) hereof, the Payee may, by written notice to the Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, notwithstanding anything contained herein or in the documents evidencing the same to the contrary.

(b)	Upon the occurrence of an Event of Default specified in Sections 5(b), 5(c), 5(e), 5(f) and 5(g) hereof, the unpaid principal balance of this Note, and all other sums payable with regard to this Note hereunder, shall automatically and immediately become due and payable, in all cases without any action on the part of the Payee.

7.	Taxes. The Maker will pay all amounts due hereunder free and clear of and without reduction for any taxes, levies, imposts, deductions, withholding or charges imposed or levied by any governmental authority or any political subdivision or taxing authority thereof with respect thereto (“Taxes”). The Maker will pay on behalf of the Payee all such Taxes so imposed or levied and any additional amounts as may be necessary so that the net payment of principal and any interest on this Note received by the Payee after payment of all such Taxes shall be not less than the full amount provided hereunder.

8.	Waivers. The Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by the Payee under the terms of this Note, and all benefits that might accrue to the Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and the Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof or any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by the Payee.

9.	Unconditional Liability. The Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to the Maker or affecting the Maker’s liability hereunder. For the purpose of this Note, “business day” shall mean a day (other than a Saturday, Sunday or public holiday) on which banks are open in China and New York for general banking business.

10.	Notices. All notices, statements or other documents which are required or contemplated by this Note shall be made in writing and delivered: (i) personally or sent by first class registered or certified mail, overnight courier service to the address most recently provided in writing to such party or such other address as may be designated in writing by such party, (ii) by fax to the number most recently provided to such party or such other fax number as may be designated in writing by such party, or (iii) by email, to the email address most recently provided to such party or such other email address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on (a) the day of delivery, if delivered personally, (b) only if the receipt is acknowledged, the day after such receipt, if sent by fax or email, (c) the business day after delivery to an overnight courier service, if sent by an overnight courier service, or (d) 5 days after mailing if sent by first class registered or certified mail.

3

11.	Construction. This Note shall be construed and enforced in accordance with the laws of New York, without regard to conflict of law provisions thereof.

12.	Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any amounts contained in the trust account deriving from the proceeds of the IPO conducted by the Maker and the proceeds of the sale of securities in a private placement (if any) prior to the effectiveness of the IPO, as described in greater detail in the Prospectus filed with the Securities and Exchange Commission in connection with the IPO (the “Trust Account Funds”), and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim from the Trust Account Funds or any distribution therefrom for any reason whatsoever. If Maker does not consummate the Business Combination, this Note shall be repaid only from amounts other than Trust Account Funds, if any.

13.	Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

14.	Assignment. This Note shall be binding upon the Maker and its successors and assigns and is for the benefit of the Payee and its successors and assigns, except that the Maker may not assign or otherwise transfer its rights or obligations under this Note. The Payee may at any time without the consent of or notice to the Maker assign to one or more entities all or a portion of its rights under this Note.

[signature page follows]

4

The Parties, intending to be legally bound hereby, have caused this Note to be duly executed by the undersigned as of the day and year first above written.

MAKER:

Blue World Acquisition Corporation

By:	/s/ Liang Shi
Name:	Liang Shi
Title:	CEO and Director

PAYEE:

Fuji Solar Co., Ltd

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	CEO and President

[signature page to the promissory note]

Exhibit 99.1

Blue World Acquisition Corporation Announces Extension of the Deadline for an Initial Business Combination

New York, Dec. 04, 2023 (GLOBE NEWSWIRE) -- Blue World Acquisition Corporation (the “Blue World”) (NASDAQ: BWAQ) today announced that, in order to extend the date by which Blue World must complete its initial business combination from December 2, 2023 to January 2, 2024, an aggregate of $60,000 (the “Extension Fee”) has been deposited into Blue World’s trust account (the “Trust Account”).

The payment for the Extension Fee was made by Fuji Solar Co., Ltd (“Fuji Solar”), an indirect major shareholder of Vietnam Sunergy Cell Company Limited (“TOYO Solar”). On August 10, 2023, Blue World, TOYO Solar, Fuji Solar and other parties entered into the Agreement and Plan of Merger in connection with a proposed business combination. Blue World issued an unsecured promissory note to Fuji Solar to evidence the deposit of the Extension Fee.

About Blue World Acquisition Corporation

Blue World Acquisition Corporation is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

About TOYO Solar

TOYO Solar is an indirect subsidiary of Fuji Solar, whose major shareholder is Abalance Corporation, a Japanese company publicly traded on the Tokyo Stock Exchange. TOYO Solar is committed to becoming a reliable full service solar solutions provider in the United States and globally, integrating the upstream production of wafer and silicon, midstream production of solar cell, downstream production of photovoltaic (PV) modules, and potentially other stages of the solar power supply chain. TOYO Solar has completed the phase 1 construction of a cell plant in Phu Tho Province, Vietnam with a designed annual capacity of 3GW, which has commenced commercial production since October 2023. The phase 2 construction is expected to commence in the second half of 2024, the completion of which is expected to extend TOYO Solar’s annual solar cell production capacity to a total of 6GW. Notably, TOYO Solar’s affiliated company, Vietnam Sunergy Joint Stock Company, has been listed by Bloomberg NEF as one of Tier 1 listed solar module manufacturers since the first quarter of 2019, with 2022 sales exceeding US$1.2 billion.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Blue World, TOYO Solar and/or TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the consummation of the transactions under the business combination agreement, projections of market opportunity and market share, the capability of TOYO Solar’s business plans including its plans to expand, the sources and uses of cash from the proposed transactions, the anticipated enterprise value of the combined company following the consummation of the proposed transactions, any benefits of TOYO Solar’s partnerships, strategies or plans as they relate to the proposed transactions, anticipated benefits of the proposed transactions and expectations related to the terms and timing of the proposed transactions are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Blue World, TOYO Solar and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Blue World, TOYO Solar and PubCo cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the Registration Statement. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Blue World nor TOYO Solar can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the transactions due to the failure to obtain approval from Blue World’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the transactions, the amount of redemption requests made by Blue World’s public shareholders, costs related to the transactions, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transactions, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in Blue World’s Annual Report on Form 10-K filed with the SEC on September 28, 2023 (the “Form 10-K”), Blue World’s final prospectus dated January 31, 2023 filed with the SEC (the “Final Prospectus”) related to Blue World’s initial public offering and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Blue World or TOYO Solar presently know or that Blue World and TOYO Solar currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Blue World, TOYO Solar, their respective directors, officers or employees or any other person that Blue World and TOYO Solar will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of Blue World and TOYO Solar as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Blue World and TOYO Solar may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Blue World or TOYO Solar as of any date subsequent to the date of this communication.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Blue World or TOYO Solar, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

2

Important Additional Information Regarding the Transactions Will Be Filed With the SEC

In connection with the proposed transactions, PubCo intends to file with the SEC the Registration Statement, and after the Registration Statement is declared effective, Blue World will mail a definitive proxy statement/prospectus relating to the proposed transactions to its shareholders. This press release does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Blue World’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed transactions, as these materials will contain important information about TOYO Solar, Blue World and the proposed transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed transactions will be mailed to shareholders of Blue World as of a record date to be established for voting on the proposed transactions. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Blue World Acquisition Corporation, 244 Fifth Avenue, Suite B-88, New York, NY 10001, Attention: Liang Shi, Chief Executive Officer.

Participants in the Solicitation

PubCo, TOYO Solar, Blue World and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Blue World’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Blue World’s shareholders in connection with the proposed transactions will be set forth in PubCo’s registration statement on Form F-4, including a proxy statement/prospectus, when it is filed with the SEC.

Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transactions of Blue World’s directors and officers in Blue World’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by PubCo, which will include the proxy statement/prospectus for the proposed transactions.

Contact Information:

Liang (Simon) Shi
Chairman and Chief Executive Officer
Email: liang.shi@zeninpartners.com
Tel: (646) 998-9582

Investor Relations:
Jingwen Zhu
Associate
Email: jingwenzhu@zeninpartners.com
Tel: 86 13671834329

3